

WoodmenLife℠
Woodmen Financial Services

877-664-3332
woodmen.org
1700 Farnam Street, Omaha, NE 68102

Woodmen Financial Services
Assertions Regarding Exemption Provisions
For The Year Ending December 31, 2019

We, as members of management of Woodmen Financial Services ("the Company"), are responsible for compliance with the annual requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker or the dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii) – The Company is an introducing broker dealer with all transactions clearing on a fully disclosed basis.

Statement Regarding Meeting the Exemption Provision:

The Company met the identified exemption provision throughout the period from January 1, 2019 through December 31, 2019, except as described in Exhibit A.

Woodmen Financial Services

I, Timothy Buderus, affirm that to the best knowledge and belief, this Exemption Report is true and correct.

President and CEO



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Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Woodmen Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Woodmen Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout the year ended December 31, 2019, except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934**.**

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Des Moines, Iowa
February 24, 2020

Exhibit A
Woodmen Financial Services, Inc.

There were 12 instances of late transmittal of funds during the period January 1, 2019 through December 31, 2019. These are instances in which the registered representative failed to promptly transmit funds.

Date	# of Instances
02/19/2019	2
03/04/2019	1
03/19/2019	3
03/21/2019	2
06/03/2019	1
09/13/2019	2
09/26/2019	1
Total Instances	12